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Securities and Exchange Commission
Washington, D.C., 20549

Form 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENCE APPLICATIONS
INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT
(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CASH OR DEFERRED ARRANGEMENT
DATE	5-29-01	/s/ STEVEN P. FISHER Steven P. Fisher Corporate Vice President and Treasurer Retirement Plans Committee

SCIENCE APPLICATIONS
INTERNATIONAL
CORPORATION CASH OR
DEFERRED ARRANGEMENT

Financial Statements for the Years Ended
December 31, 2000 and 1999, Supplemental
Schedules for the Year Ended December 31, 2000,
and Independent Auditors' Report

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN ENDED:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:
Schedule of Assets Held for Investment Purposes at End of Year	9

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Retirement Plans Committee and Participants of the
Science Applications International Corporation
Cash or Deferred Arrangement:

    We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation Cash or Deferred Arrangement (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
May 11, 2001

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS
INVESTMENTS—At fair value:
SAIC Class A Common Stock	$896,880,000	$729,147,000
Vanguard funds	866,002,000	664,077,000
Participant loans	30,169,000	28,353,000

Total investments	1,793,051,000	1,421,577,000

RECEIVABLES:
Participant contributions	3,261,000	2,955,000
Company contributions	479,000	503,000

Total receivables	3,740,000	3,458,000

TOTAL ASSETS	1,796,791,000	1,425,035,000

LIABILITIES
Accrued plan expenses	26,000	36,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,796,765,000	$1,424,999,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS
NET INVESTMENT INCOME:
Net appreciation in fair value of investments	$300,836,000	$223,674,000
Interest and dividends	69,513,000	38,559,000

Total investment income	370,349,000	262,233,000

Contributions:
Participant	134,393,000	119,392,000
Employer	21,233,000	20,807,000

Total contributions	155,626,000	140,199,000
Net transfers from other plans	—	34,874,000

Total additions	525,975,000	437,306,000

DEDUCTIONS
Distributions to participants	154,120,000	40,777,000
Plan expenses	89,000	78,000

Total deductions	154,209,000	40,855,000

NET INCREASE	371,766,000	396,451,000
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,424,999,000	1,028,548,000

END OF YEAR	$1,796,765,000	$1,424,999,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF PLAN

    General—The Science Applications International Corporation Cash or Deferred Arrangement (the "Plan") is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan consists of a deferred fund which is the fund in which assets acquired by the Plan in its function as a qualified Cash or Deferred Arrangement are held and accounted for. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The authority to control and manage the operation and administration of the Plan is vested in the Science Applications International Corporation ("SAIC" or the "Company") Retirement Plans Committee (the "Committee") whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

    Eligibility—Generally, employees of SAIC and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment, except for employees in groups designated as ineligible.

    Contributions—The Plan permits participants to elect to defer up to 18% of their eligible compensation for the Plan year and to have such deferred amount contributed directly by the Company to the Plan. The Company, at its discretion, may make a matching contribution equal to a specified percentage of the aggregate amounts deferred by participants. The match is only provided on eligible participant deferrals of up to 10% of compensation. In 2000 and 1999, the Company contributed 50% of the first $2,000 of a participant's annual deferred compensation and 15% of such deferred compensation above $2,000. During 2000 and 1999, the Company matching contribution was allocated to the SAIC stock fund. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants during 2000 and 1999.

    The Company's contribution to the Plan is to be paid in cash unless the Company's Board of Directors determines to make the contribution in shares of SAIC Class A Common Stock (the "Common Stock") or another form. Contributions to the Plan cannot be in excess of the maximum amount deductible for federal income tax purposes.

    Employees hired prior to January 1, 1995 are immediately eligible for the Company matching contributions. Employees hired on or after January 1, 1995, who have elected to participate, are eligible for Company matching contributions if they have attained age 21 and have both 12 calendar months of employment and 850 hours of service.

    Investment Funds—Participants may direct the investment of their contributions to the following fund options offered by the Plan:

      Vanguard GNMA Fund—Invests in fixed income securities guaranteed by the U.S. government.

      Vanguard 500 Index Fund—Invests in common stocks.

      Vanguard Prime Money Market Fund—Invests in money market instruments.

      Vanguard Short-Term Federal Fund—Invests in U.S. government obligations.

      Vanguard Wellesley Income Fund—Invests in fixed income securities and common stocks.

      Vanguard Windsor Fund—Invests in common stocks.

      Vanguard International Growth Fund—Invests in common stock of companies based outside the United States.

      Vanguard U.S. Growth Fund—Invests in common stocks.

      Vanguard Intermediate-Term Corporate Fund—Invests primarily in investment grade corporate bonds.

      Vanguard Small-Cap Index Fund—Invests primarily in common stocks in the Russell 2000 Index.

      Vanguard LifeStrategy Conservative Growth Fund—Invests in common stock, bonds, and short-term reserves.

      Vanguard LifeStrategy Moderate Growth Fund—Invests in common stocks and bonds.

      Vanguard LifeStrategy Growth Fund—Invests in common stocks and bonds.

      SAIC Exchangeable Stock Fund—Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

      SAIC Non-Exchangeable Stock Fund—This fund is a non-participant directed fund created to invest the Company's matching contributions in SAIC Class A Common Stock.

      The SAIC Stock Purchase Fund—This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

    Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

    During 1999, the Company enacted a provision of the Plan requiring participants who have separated from service with SAIC to transfer their balances in either of the SAIC Stock Funds to one or more of the Vanguard funds offered by the Plan. If no election is made, the SAIC Stock Fund investments will transfer automatically to the Vanguard Prime Money Market Fund. The first mandatory divestiture occurred on April 28, 2000. The value of the mandatory divestiture was $206 million.

    Participant Accounts—Each participant's account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

    Vesting—A participant's interest in the employee deferral portion of the participant's account is 100% vested at all times. A participant's interest in Company contributions is 100% vested if the participant was hired prior to January 1, 1995. If the participant was hired on or after January 1, 1995, the participant's interest in Company contributions vests at a rate of 25% per year in years three through six, becoming fully vested after six years of service, as defined. Participants are deemed fully vested upon reaching age 59 1/2, permanent disability or death. Forfeitures arising from participants withdrawing from the Plan prior to achieving 100% vesting are used to reduce the cost of the

Company's matching contribution. Plan forfeitures of $1,809,000 and $596,000 were used to reduce Company matching contributions in 2000 and 1999, respectively.

    Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Funds. The maximum loan term is generally five years. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Principal and interest are paid ratably through biweekly payroll deductions.

    Distributions to Participants—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59 1/2 only if the Company determines that the participant is incurring financial hardship. After attaining age 59 1/2, a participant may make withdrawals even if still employed by the Company.

    Tax Status—The Company received its latest determination letter from the Internal Revenue Service dated February 3, 1997, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

    Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The Plan's financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

    Investment Valuation—Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for the Company's Common Stock does not exist; therefore, the fair value of the Common Stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair value of the Common Stock are made by the Board of Directors, with the assistance of the independent appraisal firm. The Board of Directors reserves the right to alter the formula. On August 31, 1999, the Company effected a four-for-one stock split payable in the form of a stock dividend. All share and per share information for SAIC Class A Common Stock in these financial statements reflects this split.

    The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 2000 and 1999, the fair value of the Company's Class A Common Stock was $30.87 and $19.99 per share and the Plan held approximately 29,053,000 and 36,476,000 shares, respectively.

    It is the policy of the Committee to keep the SAIC Stock Funds invested primarily in Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

    Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

    Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2000 and 1999, net assets available for Plan benefits included $39,872,000 and $14,915,000, respectively, for participants who have elected to withdraw from the Plan but have not yet been paid.

    Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

3.  INVESTMENT INFORMATION

    The Plan's investments are held in a trust fund. The fair value of the investments representing 5% or more of the Plan's assets at December 31, 2000 and 1999 are separately identified below.

	2000	1999
Mutual funds:
Vanguard 500 Index Trust	$213,846,000	$192,429,000
Vanguard Windsor Fund	130,569,000	123,837,000
Vanguard U.S. Growth Fund	122,976,000	100,968,000
Vanguard Prime Money Market Fund	171,501,000	72,106,000
Other	227,110,000	174,737,000

Total mutual funds	866,002,000	664,077,000

SAIC Common Stock	896,880,000	729,147,000
Participant loans	30,169,000	28,353,000

Total investments	$1,793,051,000	$1,421,577,000

    During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $300,836,000 and $223,674,000, respectively, as follows:

	2000	1999
Mutual funds	$(91,504,000)	$38,359,000
SAIC Common Stock	392,340,000	185,315,000

Net appreciation in fair value	$300,836,000	$223,674,000

4.  NON-PARTICIPANT DIRECTED INVESTMENTS

    Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,
	2000	1999
Investments, at fair value:
SAIC Class A Common Stock	$267,218,000	$210,973,000

	Year Ended December 31,
	2000	1999
Net appreciation of investments	$113,622,000	$52,988,000
Employer contributions	22,985,000	19,068,000
Distributions to participants	(7,503,000)	(7,532,000)
Transfers to other funds	(72,859,000)	—

	$56,245,000	$64,524,000

5.  NET TRANSFERS FROM OTHER PLANS

    During 1999, the Company acquired several entities administering separate defined contribution plans. The Plan assets of the active employees acquired by the Company were transferred to the Plan at various times during the year. The Company also divested an entity during 1999 and the Plan assets associated with the active employees in the new organization were transferred to the new plan.

* * * * * *

SCIENCE APPLICATIONS INTERNAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

	Description	Cost	Fair Value
*	SAIC Class A Common Stock	$259,480,000	$896,880,000
	MUTUAL FUNDS
*	Vanguard GNMA Fund	26,698,000	27,043,000
*	Vanguard 500 Index Fund	172,244,000	213,846,000
*	Vanguard Prime Money Market Fund	171,441,000	171,501,000
*	Vanguard Short-Term Federal Fund	18,071,000	18,212,000
*	Vanguard Wellesley Income Fund	39,327,000	39,465,000
*	Vanguard Windsor Fund	131,290,000	130,569,000
*	Vanguard International Growth Fund	49,442,000	49,776,000
*	Vanguard U.S. Growth Fund	158,941,000	122,976,000
*	Vanguard Intermediate-Term Corporate Fund	4,452,000	4,410,000
*	Vanguard Small-Cap Index Fund	21,438,000	18,441,000
*	Vanguard LifeStrategy Conservative Growth Fund	10,155,000	10,251,000
*	Vanguard LifeStrategy Moderate Growth Fund	23,793,000	24,123,000
*	Vanguard LifeStrategy Growth Fund	34,821,000	35,389,000

	Total mutual funds	862,113,000	866,002,000
	Participant loans (interest rates from 6% to 10.5%; maturities from January 2001 through November 2025)	30,169,000	30,169,000

	TOTAL INVESTMENTS	$151,762,000	$1,793,051,000

*
Party-in-interest

Index to Exhibit

Exhibit No.
23.1	Consent of Deloitte & Touche LLP

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SIGNATURE
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Index to Exhibit